

Mail Stop 4631

February 21, 2018

John M. Freeman
Senior Vice President,
General Counsel & Corporate Secretary
McDermott International, Inc.
4424 West Sam Houston Parkway North
Houston, Texas 77041

     Re: **McDermott International, Inc.**
             Registration Statement on Form S-4
             Filed January 24, 2018
             File No. 333-222622

Dear Mr. Freeman:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that McDermott filed its Form 10-K for fiscal year ended December 31, 2017 on February 21, 2018. We also note that CB&I filed its Form 10-K for fiscal year ended December 31, 2017 filed on February 21, 2018. Please note that the Staff will need time to review McDermott's Form 10-K and CB&I's Form 10-K and any other information incorporated by reference, and may have additional comments. We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of McDermott's Form 10-K and CB&I's Form 10-K and any related filings have been resolved.

2. Section 7.3(c) of the Business Combination Agreement indicates that you intend to file a Schedule TO pursuant to Rule 14d-3. To the extent that the Schedule TO will be incorporating disclosure by reference from the associated Form S-4 filing submitted by McDermott, please confirm that the bidders intend to provide any such disclosures required before requesting effectiveness of the registration statement as distinguished from the date upon which the Schedule TO gets filed. In addition, please confirm that any information incorporated by reference into the Schedule TO will be filed as an exhibit to the Schedule TO. See General Instruction F to Schedule TO.

3. In the introductory remarks that will be made in the impending filing of the Schedule TO, please confirm that bidders will explain that a registration statement on Form S-4 has been filed to register the offer of McDermott common stock – as distinguished from registration of the class of McDermott common stock ─ given that only transactions involving the offer and sale of securities are registered under the Securities Act of 1933.

4. Numerous references have been made in the Form S-4 as well as the draft tender offer statement filed under the EDGAR header tag SC TO-C to "the offer by McDermott Bidco to exchange…" Please confirm for us, with a view toward revised disclosure, that McDermott International, Inc. will sign the Schedule TO when filed and that disclosure will exist that makes clear McDermott is an Offeror as defined in Instruction K(1) of Schedule TO and otherwise is a bidder as defined in Rule 14d-1(g)(2) of Regulation 14D. Alternatively, provide us with a brief legal analysis of any conclusion to the contrary. To the extent McDermott is identified as a bidder, disclosures required by Item 3 of Schedule TO and corresponding Item 1003(b) of Regulation M-A would need to be provided on page ALT-32 as well as any other line items within Schedule TO.

5. Advise us, with a view toward revised disclosure, whether or not McDermott Technology, B.V. should be identified as an underwriter for liability and disclosure purposes in the Form S-4. While we recognize that McDermott Bidco, as defined in your document, was formed solely for the purpose of effecting the combination and has not conducted any material activities other than those incidental to its formation and matters contractually contemplated, it appears as though McDermott Bidco will be making an offer on behalf of an issuer and ultimately intends to be engaged in the distribution of McDermott Common Stock to Chicago Bridge & Iron Company N.V. security holders.

6. Please provide us supplementally with copies of any board books or similar materials prepared by the financial advisors and shared with the boards of directors and their representatives.

7. We note that there has been a class action complaint challenging the merger filed in the United States District Court for the Southern District of Texas. Please supplementally provide us with a copy of the complaint. Please revise your disclosure to describe any litigation in connection with the merger.

8. We note that financial advisors considered expected synergies in formulating their opinions. We further note that the CB&I Board and McDermott Board considered synergies as a factor in recommending the merger. However, for the most part, you do not quantify in context the particular references to synergies. Please revise to quantify your references to synergies.

Prospectus Cover Page

9. Please disclose that, at the time of the vote, CB&I's stockholders will not know the exact market value of the shares of McDermott common stock that they will receive upon completion of the business combination.

Questions and Answers, page i

About the CB&I Special General Meeting, page xi

10. In the first bullet point, please expand your disclosure to state that the Articles Amendment Resolution would remove the supermajority voting requirement for certain transactions when any person, alone or together with a group, holds more than fifteen percent of the outstanding share capital of CB&I.

How does the McDermott Board of Directors recommend that I vote at the McDermott Special Meeting?, page vi

11. Please briefly discuss the views of the dissenting director.

Interests of Certain Persons in the Combination, page 11

Chicago Bridge & Iron Company N.V., page 12

12. Please quantify the benefits that the CB&I directors and executive officers will receive as a result of their interests in the merger. Please also quantify these amounts in your related risk factor.

Comparison of Rights of Shareholders, page 18

13. Please concisely summarize the material differences between the rights of shareholders of McDermott common stock and CB&I common stock. Please include a similar description in your related risk factor on page 33.

Material U.S. Federal Income Tax Consequences of…Reverse Stock Split, page 42

14. Please revise the statement that the summary of tax consequences of the reverse stock split is for "informational purposes only" as this may imply to shareholders that you are not responsible for the disclosure in this section.

15. We note your disclosure that the McDermott Reverse Stock Split should qualify as a "reorganization" under Section 368 of the Internal Revenue Code. It is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please also include appropriate risk factor disclosure. Please see Section III.C.4 of Staff Legal Bulletin 19. Please revise and file a tax opinion as an exhibit.

Background of the Combination, page 56

16. Please provide a more detailed description of the combination background. While you identify each meeting that occurred and the participants, you cite only the topic discussed but provide no description as to the substance of those discussions of that meeting. Please revise the discussion in this section to describe in sufficient detail the material issues discussed, and the positions taken by those involved in each meeting.

17. We note your disclosure throughout the background section that "financing issues and social issues" were discussed at numerous meetings. Please identify the material financing issues and social issues discussed at each meeting and summarize material decisions made with respect to these issues.

18. We note throughout this section that you reference scale and nature of potential synergies discussed at various meetings. Please revise your disclosure throughout to describe the particular synergies that were discussed at each meeting, including identifying the particular synergies and benefits and quantifying them as appropriate.

19. Please expand your disclosure to include an enhanced discussion of the reasons that led Mr. Spence to initiate contact with Mr. Taff shortly after CB&I retained the Technology Sale Advisor.

20. Please expand your disclosure to discuss the initial meeting where Mr. Taff discussed the idea with CB&I's management team of a potential business combination with McDermott International, Inc.

21. We note your disclosure that CB&I approached one of the bidders in the Technology Sale process about a strategic business combination in lieu of an acquisition solely of the technology business. Please expand your disclosure to describe CB&I Board's efforts, if any, to seek alternative transactions that did not involve the Technology Sale process and why those transactions were not pursued.

Strategic Considerations, page 67

    22. In the seventh bullet point, please quantify the accretion expected to materialize within the first year after the closing of the business combination.

Views of Dissenting Director, page 69

    23. Please expand your disclosure to discuss at which meetings Mr. Hanks expressed his views against the adoption and approval of the Business Combination Agreement. In addition, please revise the Background of Combination section as necessary.

Opinions of McDermott's Financial Advisors, page 70

Selected Precedent Transactions, page 79

    24. Please disclose the size of each transaction, or the range of the transactions, discussed in this section.

Precedent Transactions Analysis, page 89

    25. Please disclose the size of each transaction, or the range of the transactions, discussed in this section.

CB&I's Reasons for the Combination; Recommendation of the CB&I Boards, page 91

    26. Please expand to provide further quantification of the synergies that the CB&I Board considered.

Opinion of CB&I's Financial Advisor, page 96

Selected Precedent Transactions Analysis, page 101

    27. Please disclose the size of each transaction, or the range of the transactions, discussed in this section.

The Combination

Discounted Cash Flow Analysis, page 102

    28. The disclosure on page 105 indicates that in the two years prior to the date of its written opinion, Centerview was engaged to provide certain financial advisory services to CB&I, including strategic advisory services, and Centerview received compensation from CB&I for such services. This description does not provide a narrative and quantitative

description of the fees paid or to be paid to Centerview and its affiliates. Please revise the prospectus to provide such disclosures. Refer to Item 1015(b)(4) of Regulation M-A.

The Exchange Offer

The Exchange Offer, page 148

29. The disclosure on page 148 indicates that "McDermott Bidco is offering to exchange each [ ] share of CB&I Common Stock validly tendered and not properly withdrawn [ ] for the right to receive 2.47221 shares of McDermott Common Stock or, if the McDermott Reverse Stock Split has occurred prior to the Exchange Offer Effective Time, 0.82407 shares of McDermott Common Stock." Advise us, with a view toward revised disclosure, whether or not a change in the exchange ratio resulting from the McDermott Reverse Stock Split will constitute a material change to the tender offer under Rules 14d-3(b)(1), 14d-6(c), 14d-4(d)(2)(ii) and 14e-1(b).

Determination of Validity, page 153

30. The disclosure on page 153 indicates that "McDermott Bidco will determine questions as to the validity [ ] and acceptance for exchange of any tender of shares of CB&I Common Stock, in McDermott Bidco's sole discretion, and its determination will be final and binding." Please revise to remove the implication that security holders may not challenge these determinations in a court of competent jurisdiction. In addition, please make a corresponding change to the same language on the following page under the heading, "Withdrawal Rights" and anywhere else necessary in the prospectus.

Settlement of the Exchange Offer, page 154

31. The disclosure on page 154 indicates that McDermott Bidco will accept for exchange and will exchange tendered shares as promptly as practicable following the Exchange Offer Expiration Time. Please revise the disclosure here and throughout the filing to conform to the standard codified within Rule 14e-1(c), which requires that the consideration offered be paid "promptly" after offer expiration.

Unaudited Pro Forma Combined Financial Statements, page 163

32. Please provide a pro forma ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period. Refer to Item 1010(b)(2) of Regulation M-A.

Note 1. Chicago Bridge & Iron Company N.V. (CB&I) Business Combination Agreement, page 167

33. Please expand your disclosure to include a discussion of the acquisition of CB&I's Technology business for $2.65 billion. Please include a discussion of your accounting for this transaction within Note 2.

Note 2 – Basis of Presentation, page 167

34. We note your disclosure that you will perform a detailed review of CB&I's accounting policies that may result in the identification of differences in accounting policies that could have a material impact. Please expand your disclosure to state whether you are currently aware of any significant accounting policy differences. While we understand the analysis to date may not have been as comprehensive as will be required when you complete the business combination, it is unclear how or why your process would not be expected to identify material differences. Please revise your disclosures to provide a better understanding of the procedures used to identify materially differing accounting policies, along with what additional procedures you will perform once the business combination is completed and why you are not able to perform those procedures for purposes of preparing the pro forma financial statements.

Note 3 – Preliminary Purchase Price Allocation, page 168

35. Please expand your disclosures to disclose the treatment of CB&I's equity awards for the business combination, including the accounting implications.

Note 4 – Pro Forma Adjustments, page 170

(a) Cash and cash equivalents, page 170

36. Please disclose the estimated cash payments to be made to the holders of CB&I's performance share awards and explain why this amount is not reflected in the pro forma balance sheet.

(f) Deferred income taxes, page 171

37. Please provide a more detailed discussion about how the transactions that will occur to complete the business combination results in the elimination of CB&I's deferred tax assets.

(k) Stockholders' equity, page 173

38. Please include the compensation expense related to the compensation payable to CB&I's named executives in connection with the business combination.

(o) Interest expense, net, page 174

39. Please disclose the interest rates for each of the new financing used to estimate interest expense, along with the period over which you are amortizing the debt issuance cost.

Comparison of Rights of Shareholders, page 180

40. Please remove the statements in this section that the disclosure is qualified in its entirety by reference to Panamanian law, Dutch law, the McDermott Articles, the McDermott By-Laws and the CB&I Articles. You may not qualify information in the prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C.

Material Tax Consequences of the Combination, page 197

41. Please revise the statement that the summary of tax consequences of the combination is for "informational purposes only" as this may imply to shareholders that you are not responsible for the disclosure in this section.

42. Please remove references to "certain" material tax consequences, here and elsewhere throughout the filing. The disclosure and opinion should cover all material tax consequences of the transaction to investors. Please see Staff Legal Bulletin 19, Section III.C.1. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please also include appropriate risk factor disclosure. Please see Section III.C.4 of Staff Legal Bulletin 19.

43. Please file the tax opinion as an exhibit.

Alternative Information for the Exchange Offer Prospectus

44. Please disclose the number of shares of McDermott common stock that would be required to be issued in order to purchase the maximum amount of securities sought in the offer. Refer to Item 1007(a) of Regulation M-A.

45. The disclosure on page 159 that McDermott entered into or received commitment letters from certain financial institutions to provide debt financing for the Combination. Please briefly describe any plans or arrangements to finance or repay these loans, or, if no plans or arrangements have been made, so state. Refer to Item 1007(d)(2) of Regulation M-A.

46. The bidders' draft response to Item 10(a) to Schedule TO appears to be a preliminary attempt to incorporate by reference the information required by Items 1010(a)(1), 1010(a)(2) and 1010(a)(3) of Regulation M-A. Information may be incorporated by reference into the Schedule TO, and not republished in the disclosure document distributed to security holders, only if such information is included as an exhibit to Schedule TO. See General Instruction F. The reference to "a copy" in that instruction is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

About the Exchange Offer

Until what time can the shares of CB&I Common Stock be withdrawn?, page ALT-6

47. Please revise to expressly discuss the availability of the statutory withdrawal rights under Section 14(d)(5) of the Exchange Act. Please also include clarifying disclosure throughout the prospectus as appropriate given the reference to "irrevocable" tenders.

Can the Exchange Offer be extended and, if so, under what circumstances?, page ALT-6

48. Refer to the three bullet points on pages ALT-6 and ALT-7 and the sentence which states McDermott Bidco is not required to extend the Exchange Offer beyond the Termination Date. Please revise the disclosure to remove the implication that the Exchange Offer cannot be extended as required by law, including Rules 14d-4(d)(2) and 14e-1(b).

How will CB&I shareholders be notified if the Exchange Offer is extended?, page ALT-7

49. Please revise to clarify that the public announcement of an extension shall be issued no later than 9:00 a.m. Eastern time, rather than "New York City time," on the next business day after the scheduled expiration date of the offer. Refer to Rule 14e-1(d).

Summary

Selected Historical Consolidated Financial Information of McDermott, page ALT-26

50. To the extent that the financial information required by Item 1010(a) of Regulation M-A is incorporated by reference into the Schedule TO, it must be summarized in accordance with Item 1010(c) of Regulation M-A. See General Instruction 6 to Item 10 of Schedule TO. Unless the financial statements required by Item 10 of Schedule TO and corresponding Item 1010(a) of Regulation M-A will be printed and delivered to security holders being invited to tender, disclose the pro forma ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K, for the two most recent fiscal years and the interim periods provided under Item 1010(a)(2) of Regulation M-A. Refer to Item 1010(c)(4) of Regulation M-A. Please also advise us why the presentation titled "Selected Historical Consolidated Financial Information of McDermott" conforms to the disclosure standards other than those applicable under Item 1010(c) of Regulation M-A. For example, no distinction is drawn between current or non-current assets or liabilities as required under Item 1010(c)(1) of Regulation M-A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Questions relating to the comments regarding the tender offer can be directed to Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or Bryan Hough, Attorney-Advisor, at (202) 551-8625. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Ted W. Paris, Esq.
        Jenna E. Levine, Esq.